BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23     A Publicly Listed Company         NIRE. 35300010230


                          MEETING OF THE FISCAL COUNCIL
                               OF FEBRUARY 21, 2005
                               --------------------


         On February 21, 2005 at 2:30 p.m. at the company's head office, the effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., met under the presidency of Dr. Gustavo Jorge Laboissiere Loyola, with the purpose of providing an opinion on the Accounts for the financial year ending December 31, 2004.

         Following due examination of the said account statements, the Fiscal Councilors resolved to register the following opinion:

         "The effective members of the Fiscal Council of BANCO ITAU HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31, 2004, have verified the accuracy of all the items examined, understanding them to adequately reflect the company's capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company's Board of Directors."

         There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. Sao Paulo-SP, February 21, 2005. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima - Councilors.


                                                  ALFREDO EGYDIO SETUBAL
                                                Investor Relations Officer